Exhibit 99.1

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.   Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

IMPERIAL TOBACCO GROUP PLC

2.   Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ☒

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ☐

An event changing the breakdown of voting rights: ☐

Other (please specify) : ☐

3.   Full name of person(s) subject to the notification obligation:

Vanguard Windsor II Fund

4.   Full name of shareholder(s) (if different from 3.) :

5.   Date of the transaction (and date on which the threshold is crossed or  reached if different):

Threshold crossed on a date which is unidentifiable with most recent transaction on 30 September 2005

6.   Date on which issuer notified:

5 September 2007

7.   Threshold(s) that is/are crossed or reached:

3%

8.   Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction

American Depositary Shares each representing 2 Ordinary Shares	Number of shares	Number of voting Rights
US4531421018	13,840,000	27,680,000

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights
American Depositary Shares each representing 2 Ordinary Shares	Direct	Direct	Indirect	Direct	Indirect
US4531421018	13,830,000	27,680,000		4.09%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
n/a

Total (A+B)

Number of voting rights	% of voting rights
27,680,000	4.09%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

n/a

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 677,483,921

14. Contact name:

Vanguard Windsor II

c/o The Vanguard Group, Inc

Attn: James Conrad

15. Contact telephone number:

00-1-610-669 3098